July 23, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: World Scan Project, Inc.

Registration Statement on Form S-1

Filed June 12, 2020

File No. 333-239119

To the men and women of the SEC:

On behalf of World Scan Project, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 6, 2020 addressed to Mr. Ryohei Uetaki, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on June 12, 2020.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Registration Statement on Form S-1 filed June 12, 2020

General

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Company Response: We have included herein updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

The Company, page 2

2. Please clarify that World Scan Project, Inc. is a holding company whose business is conducted through its wholly owned subsidiary, World Scan Project Corporation. We note the disclosure on page 16.

Company Response: We have added the following to page 2:

We operate through own wholly owned subsidiary, World Scan Project Corporation, a Japanese Company. We are currently focused on developing, designing and selling small sized drones which may be used for a variety of purposes.

Competition from both large, established industry participants..., page 6

3. Given that your primary business focus is the development and manufacture of autonomous aerial vehicles such as drones, the relevance of the reference to competition from large multinational wine companies is unclear. Please revise.

Company Response: The reference to wine companies should not have been present and was a clerical error. We have revised the risk factor accordingly so it is accurate and complete.

The recently enacted Jobs Act will allow the company to postpone the date..., page 8

4. Disclosure that you have elected not to opt out of the extension of time to comply with new or revised accounting standards is inconsistent with disclosures on pages 9 and 14 that you have opted to take advantage of the extended period to comply with new or revised accounting standards. Please reconcile the disclosures.

Company Response: Respectfully, we do not believe the disclosures are inconsistent. On page 8 we disclosed we intend to not opt out of the extension of time to comply with new or revised accounting standards. We believe this is consistent with the disclosures on page 9 and 14 whereas we intend to take advantage of the extended period to comply with new or revised accounting standards.

Management's Discussion and Analysis, page 15

5. Given your auditor's going concern opinion and the uncertainty of your continued existence, please provide prominent disclosure of your financial difficulties and your plans to overcome those difficulties, including a discussion of your ability or inability to produce sufficient cash to support operations during the next 12 months. Additionally, please elaborate on your plan of operations for the next 12 months, including steps or milestones for achieving each individual component, the known or estimated costs of each individual component, and the material risks associated with each individual component.

Company Response: We have provided elaboration on our plan of operations for the next 12 months on page 15.

Recent Sales of Unregistered Securities, page 29

6. For the securities issued by the company, please indicate the section of the Securities Act or the rule of the Commission upon which exemption from registration was claimed. Additionally, state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Company Response: We have revised page 29 accordingly.

Exhibits to Registration Statement, page 29

7. Please file as exhibits to the registration statement each of these documents, or tell us why you are not required to do so:

• a specimen of your common stock certificate;

• your January 25, 2020 share contribution agreement with Mr. Ryohei Uetaki;

• your March 1, 2020 product sales agreement with Drone Net Co. Ltd.;

• your March 1, 2020 memorandum of understanding with Drone Net Co. Ltd.;

• your March 3, 2020 consulting agreement with Pine Hill Productions, Inc.;

• your March 4, 2020 OEM agreement with G-Force, Inc.; and

• the lease agreement for your Tokyo office.

Company Response: We have not yet appointed a transfer agent as of this current point in time given our nominal number of shareholders. To date, the Company has maintained its own stock ledger and does not have a physical stock specimen to provide. We have included the “Share Contribution Agreement” herein as exhibit 10.1.

We have not included, as exhibits, any of the other requested agreements, as we believe these agreements, pursuant to Item 601 (b)(10), are/were conducted in the ordinary course of business, and as such should not be included as exhibits. It should be noted that the agreements not included herein are/were with suppliers, customers, manufacturers, or Companies which are involved with furthering our marketing activities. We believe our agreements for office space should also be considered part of our day to day operations and it is for this reason we feel they are considered to be part of the “ordinary course of business” pursuant to Item 601 (b)(10).

Note 2 - Summary of Significant Accounting Policies Recently Issued Accounting Pronouncements, page F-7

8. Please revise your footnote to discuss how Topic 606 – Revenue from Contracts with Customers and Topic 842 – Leases might impact your financial statements. Your discussion should also specifically address when you intend to adopt these standards, given that you have elected as an emerging growth company to defer the transition period for new or revised accounting standards. Please refer to SAB Topic 11M for guidance. This comment also applies to your disclosures in MD&A.

Company Response: We have amended the section titled ‘Recently Issued Accounting Pronouncements’ on page F-1 accordingly.

Note 7 – Subsequent Events, page F-8

9. Please provide the subsequent event disclosures required by ASC 855-10-50-1. This comment also applies to Note 7 on page F-16.

Company Response: We have revised accordingly.

Exhibit 5.1

Legality Opinion, page 1

10. To be executed, the legality opinion also must be dated. Please file a revised legality opinion. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Company Response: We have provided an updated legal opinion letter herein.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 23, 2020

/s/ Ryohei Uetaki

Ryohei Uetaki

Chief Executive Officer